UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program
Hamilton, Bermuda, June 10, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including June 3, 2024 through June 7, 2024, the Company purchased a total of 194,562 shares at an average price of $49.35 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
3-Jun-24	OSE	0	0.00	0
3-Jun-24	NYSE	38,750	50.11	1,941,577
4-Jun-24	OSE	3,000	48.86	146,588
4-Jun-24	NYSE	37,500	48.67	1,825,219
5-Jun-24	OSE	2,553	48.73	124,404
5-Jun-24	NYSE	35,897	49.31	1,769,923
6-Jun-24	OSE	4,284	49.13	210,491
6-Jun-24	NYSE	34,142	49.46	1,688,769
7-Jun-24	OSE	3,762	49.64	186,742
7-Jun-24	NYSE	34,674	49.26	1,707,903
Period Total	OSE	13,599	49.14	668,224
	NYSE	180,963	49.37	8,933,390
	Total	194,562	49.35	9,601,615
Previously Disclosed Buybacks Under the Program (Accumulated)	OSE	542,561	46.67	25,321,060
	NYSE	4,082,234	47.45	193,707,100
	Total	4,624,795	47.36	219,028,160
Program Total	OSE	556,160	46.73	25,989,285
	NYSE	4,263,197	47.53	202,640,490
	Total	4,819,357	47.44	228,629,775

The issuer’s holding of repurchased shares: 4,819,357
Following the completion of the above transactions, the Company had repurchased a total of 4,819,357 shares, corresponding to 6.51% of the Company’s total issued share count.

Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

About Seadrill Limited
Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: June 10, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.